March 26, 2012

Via EDGAR

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ariba, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2011
Filed November 10, 2011
File No. 000-26299

Dear Mr. Gilmore:

We are responding to the comments contained in the letter dated March 13, 2012 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) related to the above referenced filing. For your convenience, we have repeated each comment contained in the Comment Letter below in italic type before our response.

Item 1. Business

General

1.	We note from your earnings call on October 27, 2011 that your total backlog grew by $104 million in fiscal 2011. We further note your response to comment 2 of our letter dated February 3, 2010 regarding the absence of a discussion of your backlog from your Form 10-K for the fiscal year ended September 30, 2009. In that response, you listed several reasons why you believed that the dollar amount of your total backlog was not firm or material to an understanding of your business. In light of the disclosure of your backlog in your earnings call, please confirm that you will provide information responsive to Item 101(c)(1)(viii) of Regulation S-K in your future filings or advise why you believe such information is not required in your Form 10-K.

Response:

During its October 27, 2011 earnings call after the fiscal year ended September 30, 2011, the Company disclosed a measure of total subscription software backlog (comprised of backlog for both subscription software applications and network transactions) to investors, which provides an indication of subscription software revenue that is booked and expected to be recognized over the ensuing 24 to 36 months. This measure of backlog did not include backlog of the Company’s other revenue streams of maintenance and services & other. The Company believes this measure of backlog is a directional indicator of potential revenues rather than being “firm.”

In applying the guidance in Item 101(c)(1)(viii) of Regulation S-K to the disclosure of the dollar amount of backlog orders believed to be firm, the Company considered the following points and re-affirmed its conclusion that the dollar amount of its backlog is not firm and moreover, varies in correlation to future revenues:

•

Certain of the Company’s subscription software contracts (which include network-related contracts) included in the backlog allow customers the right to cancel at their option, which introduces uncertainty into the value of the backlog.

•

The Company’s network business invoices transactions at different frequencies (for example, on a monthly, quarterly, semi-annual, or annual basis depending on the geographic location of the customer); therefore, the amount of backlog varies depending on the time in the year in which it is measured.

•

Furthermore, the backlog does not always have a direct correlation to the future dollar amount of revenues but is more of a directional indicator of the future trend of revenues. For example, backlog varies at any point in time as a result of the timing and duration of large customer subscription agreements, the timing of the renewals for such agreements, and the timing of when deferred revenue and amounts not yet included in deferred revenue is to be recognized as revenue.

•

Finally, since the last time the Staff commented on the Company’s backlog, the Company’s revenue is more reliant on network-related transactions and is growing internationally (particularly in emerging markets). The Company is also selling a different mix of its subscription software applications and in new and different markets where the terms and conditions are more variable than in the past. This introduces greater uncertainty into the value of the backlog and the time period over which it will be recognized.

Because of the uncertainty as to whether the dollar amount of backlog orders is firm and the variability in its correlation to future revenues at any point in time, the Company believes that it is not required to be disclosed in its Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Fiscal Years Ended September 30, 2011, 2010 and 2009

Revenues, page 32

2.	You indicate in this section that your organic growth in subscription revenues in fiscal 2011 was due, in part, to a pricing modification and more “chargeable relationships.” In your response letter, briefly describe the pricing modification that you reference in this section and discuss the extent to which it contributed to the increase in your organic subscription revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K. Also, please define “chargeable relationships” and explain how this factor impacted your 2011 subscription revenue.

Response:

In applying the guidance in Item 303(a)(3)(iii) of Regulation S-K to the organic growth in subscription revenues (comprised of subscription software applications and network revenues), the

Company considered multiple factors that impacted its organic growth. With respect to subscription software applications revenues, the organic growth was driven by the increased demand for the Company’s subscription software applications. With respect to network revenues, the organic growth was driven by higher volumes, more chargeable relationships and a pricing modification that was applied to certain chargeable suppliers on the Company’s network. As further discussed below, given the Company’s network revenue model, it was not cost or resource effective for the Company to quantify the precise dollar amount that each of these factors individually had on its network revenues.

The Staff’s comment is focused on network revenues, and in particular, the supplier customer revenue component thereof. The following are some background points. The Company’s network is a business-to-business exchange where buyers transact with their suppliers across the globe. The majority of the Company’s network revenue is generated from suppliers. The network business model is based upon attracting buyer customers, who, in turn, benefit when their suppliers join the network and they begin transacting on the network – and in tandem, suppliers receive the benefit of selling their goods and services across the network. Based on defined criteria and metrics, the transacting relationships become “chargeable relationships,” which is the ultimate basis for how the Company earns its supplier revenue. The pricing on those “chargeable relationships” varies widely by geography and customer profile.

With respect to “chargeable relationships,” the Company defines this as buyer-to-supplier customer relationships on its network that transact at levels that generate revenues for the Company. Buyer-to-supplier customer relationships, the number of documents transacted on the Company’s network, the types of documents transacted on the Company’s network (which differ by customer and generally include either on a stand-alone basis or a combination of purchase requisitions, purchase orders, and invoices), and the dollar value of transactions on the Company’s network are each variables that contribute to volumes. Given the significant amount of documents transacted on the Company’s network and the multiple variables impacting volumes, it was not cost or resource effective to quantify the precise dollar amount of impact that volumes and chargeable relationships had on the network component of subscription revenues.

The pricing modification referenced in this section relates to the Company’s pricing structure for supplier fees on certain of the above described “chargeable relationships.” For those impacted suppliers, the Company generally does not earn fees until they reach certain minimum transaction-dollar levels and transaction-count levels, and on an annual basis, the fees are capped at a maximum dollar amount. During fiscal 2011, the Company modified the minimum transaction levels, the cap on the maximum dollar amount of fees, and the pricing of transactions on which fees are earned for certain suppliers. The pricing modifications were variable depending on a number of factors, including the chargeable relationship, historical transaction volumes, geographic location of the supplier and other factors. Directionally, through modeling of a sample of transactions under both pricing structures, the Company was able to determine that the pricing modification contributed to the increase in revenues. However, given the significant amount of transactions conducted on the Company’s network and the numerous pricing variables, it was not cost or resource effective to quantify the precise dollar amount of impact the pricing modification had on the network component of subscription revenues.

The Company considered all of the above factors in preparing its narrative discussion of its 27% organic growth in subscription revenue, and in turn, disclosed the factors driving the growth and information to the extent practicable.

Item 8. Financial Statements and Supplementary Data

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 58

3.	We note based on your disclosures in the last paragraph on page 59 that if software implementation, process improvement, training and other services are bundled with a subscription or time-based arrangement, revenue is recognized ratably over the term of such arrangement. This disclosure appears to suggest that the deliverables cannot be separated and revenue for the entire arrangement is recognized as a single unit of account. Please clarify how this is consistent with your application of the new accounting guidance for multiple deliverable revenue arrangements considering your disclosure that estimated selling price is used in a majority of your arrangements with multiple deliverables.

Response:

The disclosure referred to is intended to represent bundled agreements within the scope of ASC 985. These agreements relate to single-tenant, time-based software arrangements (which can be either on-premise or hosted) where the customer has the right to take possession of the software at any time without significant penalty that also include services. Such arrangements are not a material portion of the Company’s revenues and continue to decrease. Because these agreements are within the scope of ASC 985 (which requires sufficient VSOE of fair value to allow for allocation of the fee to separate elements of the arrangement) and the Company is unable to determine VSOE for the subscription element of the arrangement as disclosed on page 59, the Company recognizes the revenue ratably over the term of the arrangement as a single unit of account.

The majority of the Company’s agreements are within the scope of ASC 605-25, and the following statement on page 59 is intended to represent the Company’s disclosure of the timing of revenue recognition for services revenues when the related deliverable is a separate unit of account:

Revenue allocated to software implementation, process improvement, training and other services is recognized as the services are performed or as milestones are achieved or, if bundled with a subscription or time-based arrangement, ratably over the term of such arrangement.

In future filings disclosing the Company’s revenue recognition policy, the Company intends to clarify this disclosure as follows:

Revenue allocated to software implementation, process improvement, training and other services is recognized as the services are performed or as milestones are achieved. In the limited situations where such services are bundled with a single-tenant, time-based software element that, under the accounting guidance, requires VSOE for each separate element and VSOE is not available for all elements, the arrangement is treated as a single unit of account and revenue is recognized ratably over the term of such arrangement.

4.	We note your disclosure on page 4 that your on-demand software solutions are hosted by you or a third party. Please clarify whether customers that purchase your on-demand software solutions have the contractual right to take possession of the software at any time during the arrangement without significant penalty. Refer to ASC 985-605-55-121.

Response:

Customers that purchase the Company’s on-demand software solutions do not have the contractual right to take possession of the software at any time during the hosting period without significant penalty.

5.	Please tell us how your revenue recognition policy disclosures address the service revenues related to Quadrem International Holdings, Ltd., the business you acquired in January 2011. To the extent you intend to revise your disclosures in future filings, please provide us with the disclosures you intend to include.

Response:

The solutions offered by Quadrem International Holdings, Ltd. (“Quadrem”) that generate service revenues are similar in nature to the service revenue-related solutions offered by the Company prior to its acquisition of Quadrem and fall into the categories of value enablement of subscription software solutions, implementation services, strategic consulting services, training, education, premium support and other miscellaneous services.

The Company’s revenue recognition policy disclosures on pages 58-60 encompass the solutions offered by the combined company that generate service revenues. In future filings disclosing the Company’s revenue recognition policy, the Company intends to clarify this as follows:

Substantially all of the Company’s revenues, including that of its recent acquisitions, are derived from the following sources…

For the Staff’s convenience, the Company has also highlighted the areas in its revenue recognition policy that address services revenues below.

•	Description of the nature of activities from which service revenue is generated:

Substantially all of the Company’s revenues are derived from the following sources: (i) access and transaction fees related to subscription software solutions on a multi-tenant basis and single-tenant basis either hosted or behind the firewall; (ii) maintenance and support related to existing single-tenant perpetual licenses; and (iii) services, including value enablement of subscription software solutions, implementation services, strategic consulting services, training, education, premium support and other miscellaneous services.

•	Description of the nature of multiple-element arrangements that contain service solution deliverables:

The Company’s multiple element arrangements typically include a combination of: (i) subscription software solutions; and (ii) a services arrangement, on either a fixed fee for access to specific services over time or a time and materials basis.

•	Method used to determine selling price:

The Company sells implementation services, strategic consulting, training and other services in stand-alone engagements. Maintenance and support are sold separately through renewals of annual contracts. As a result, the Company uses VSOE of selling price to allocate the arrangement consideration to each of these deliverables.

When VSOE of selling price cannot be established, as in the case for all subscription software solutions along with certain services, the Company attempts to establish selling price of each element based on TPE of selling price… the Company is typically not able to determine TPE of selling price… The Company determines ESP for all deliverables that do not have VSOE or TPE of selling price by considering multiple factors which include, but are not limited to the following: (i) substantive renewal rates contained within an arrangement for subscription software solutions; (ii) gross margin objectives and internal costs for services; and (iii) pricing practices, market conditions and competitive landscape.

•	General timing of revenue recognition for significant units of accounting:

Revenue allocated to software implementation, process improvement, training and other services is recognized as the services are performed or as milestones are achieved or, if bundled with a subscription or time-based arrangement, ratably over the term of such arrangement. For contracts entered into prior to October 1, 2009 where the Company provides services as part of a multi-element arrangement with subscription software, both the subscription software revenue and service revenue are recognized under the lesser of proportional performance method based on hours or ratable over the subscription term.

•	Description of the nature of deferred revenue:

Deferred revenue includes amounts received from customers for which revenue has not been recognized, and generally results from deferred subscription, maintenance and support, hosting and consulting or training services not yet rendered and recognizable.

Note 6 – Fair Value, page 68

6.	We note your tabular presentation does not include your derivative financial instruments or the contingent consideration related to the acquisition of Quadrem International Holdings, Ltd. Please tell us whether you considered including these items in your presentation considering these items are measured at fair value on a recurring basis. Refer to ASC 820-10-50.

Response:

The Company considered the guidance in ASC 820-10-50-9, which states that “the reporting entity is encouraged, but not required, to combine the fair value information disclosed under this Subtopic with the fair value information disclosed under other Subtopics in the periods in which those disclosures are required, if practicable.”

When applying the guidance cited above, the Company considered that the fair value amounts of derivative instruments are required to be disclosed under ASC 810-10-50-4A. The Company also considered that any changes in the recognized amount of the contingent consideration related to the acquisition of Quadrem International Holdings, Ltd. (“contingent consideration”) and the disclosures from ASC 820-10-50-1 though 820-10-50-3 are required to be disclosed under ASC 805-30-50-4.

Since fair value information for derivative instruments and contingent consideration is required under the Subtopics referenced above, the Company applied the guidance in ASC 820-10-50-9 and included the fair value disclosures required under ASC 820-10-50 within its disclosures related to derivatives (page 56) and within its disclosures related to the contingent consideration (page 64).

In providing the fair value disclosures, because all of the Company’s derivative instruments are Level 2 fair value measurements, the Company considered its disclosure of the fair value of the derivatives and their Level 2 classification in the disclosures related to derivatives (page 56) to be the same as a tabular presentation. Similarly, because there is a single contingent consideration arrangement that is a Level 3 measurement, the Company considered its disclosure of the fair value of the contingent consideration and its Level 3 classification (page 64) to be the same as a tabular presentation.

In future filings, the Company intends to also disclose in its fair value footnote within the tabular presentation line items for derivative financial instruments and the contingent consideration, along with a cross-reference to the respective footnotes where additional disclosure of these items is provided.

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Should you have any questions or comments regarding the foregoing, please contact me by phone at (678) 336-2770 or by e-mail at arubaie@ariba.com.

Very truly yours,

Ariba, Inc.

/s/ Ahmed Rubaie
Ahmed Rubaie
Executive Vice President and Chief Financial Officer

cc:	Chris Cavanaugh, Vice President and Corporate Controller
David Middler, Senior Vice President, General Counsel
Lori Benvenuto, Ernst & Young LLP
Brooks Stough, Esq., Gunderson Dettmer